UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         ABR INFORMATION SERVICES, INC.
                                (Name of Issuer)

                       Voting Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    00077R108
                                 (CUSIP Number)

                               James E. MacDougald
                           34125 U.S. Highway 19 North
                              Palm Harbor, FL 34684
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 24, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                 ----------------------
   CUSIP No. 00077R108                                      Page 2 of 9 Pages
-------------------------                                 ----------------------

=========== ====================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     James E. MacDougald
=========== ====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|

=========== ====================================================================
    3       SEC USE ONLY

=========== ====================================================================
    4       SOURCE OF FUNDS*

                     Not Applicable
=========== ====================================================================
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


=========== ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF
                                              411,875
          SHARES
                            ========= ==========================================
       BENEFICIALLY            8      SHARED VOTING POWER

         OWNED BY                             1,214,002

           EACH             ========= ==========================================
                               9      SOLE DISPOSITIVE POWER
        REPORTING
                                              411,875
          PERSON
                            ========= ==========================================
           WITH                10     SHARED DISPOSITIVE POWER

                                               1,214,002

=========== ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,625,877

=========== ====================================================================
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |X|

=========== ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.6%

=========== ====================================================================
    14      TYPE OF REPORTING PERSON*

                     IN

=========== ====================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                 ----------------------
   CUSIP No. 00077R108                                      Page 3 of 9 Pages
-------------------------                                 ----------------------

=========== ====================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Suzanne M. MacDougald
=========== ====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|

=========== ====================================================================
    3       SEC USE ONLY


=========== ====================================================================
    4       SOURCE OF FUNDS*

                     Not Applicable
=========== ====================================================================
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|


=========== ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF
                                               60,500
          SHARES
                            ========= ==========================================
       BENEFICIALLY            8      SHARED VOTING POWER

         OWNED BY                              1,214,002

           EACH
                            ========= ==========================================
        REPORTING              9      SOLE DISPOSITIVE POWER

          PERSON                               60,500

           WITH
                            ========= ==========================================
                               10     SHARED DISPOSITIVE POWER

                                               1,214,002

=========== ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,274,502

=========== ====================================================================
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                         |X|


=========== ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.4%

=========== ====================================================================
    14      TYPE OF REPORTING PERSON*

                     IN

=========== ====================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------                                 ----------------------
   CUSIP No. 00077R108                                      Page 4 of 9 Pages
-------------------------                                 ----------------------

=========== ====================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     MacDougald Family Limited Partnership
=========== ====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|

=========== ====================================================================
    3       SEC USE ONLY


=========== ====================================================================
    4       SOURCE OF FUNDS*

                     Not Applicable
=========== ====================================================================
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

=========== ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Nevada
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF
                                               0
          SHARES
                            ========= ==========================================
       BENEFICIALLY            8      SHARED VOTING POWER

         OWNED BY                              793,904

           EACH             ========= ==========================================
                               9      SOLE DISPOSITIVE POWER
        REPORTING
                                               0
          PERSON
                            ========= ==========================================
           WITH                10     SHARED DISPOSITIVE POWER

                                               793,904

=========== ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     793,904

=========== ====================================================================
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |X|

=========== ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.8%

=========== ====================================================================
    14      TYPE OF REPORTING PERSON*

                     PN

=========== ====================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.       Security and Issuer

              This Statement relates to the voting Common Stock, par value $.01 per share ("Common Stock"), of ABR Information Services, Inc., a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is 34125 U.S. Highway 19 North, Palm Harbor, Florida 34684.

Item 2.       Identity and Background

              (a) This statement is filed on behalf of James E. MacDougald, Suzanne M. MacDougald and the MacDougald Family Limited Partnership (the "Partnership"). James and Suzanne MacDougald are married and therefore may be deemed to beneficially own the shares of the Issuer solely owned by the other.

                     The Partnership is a Nevada limited partnership organized to hold the investments of the MacDougald family and related entities. The sole general partner of the Partnership is MacDougald Management, Inc., a Nevada corporation ("MMI"), of which James and Suzanne MacDougald are the sole shareholders, directors and executive officers. The address of the principal business and principal office of the Partnership and MMI is 1325 Airmotive Way, Suite 130, Reno, Nevada 89502.

                     James MacDougald disclaims beneficial ownership of the 60,500 shares held solely by Suzanne MacDougald, Suzanne MacDougald disclaims beneficial ownership of the 411,875 shares held solely by James MacDougald and the Partnership disclaims beneficial ownership of the 472,375 shares held individually by each of James and Suzanne MacDougald.

              (b)    The business address of James and Suzanne MacDougald is:

                     34125 U.S. Highway 19 North
                     Palm Harbor, FL  34684


              (c) The following sets forth for each of James and Suzanne MacDougald his or her present principal occupation or employment, and the name, principal business and address of any corporation or organization in which such employment is conducted:


                                     Principal                          Name, Address
                                     Occupation                         and Principal
                                        And                              Business of
      Name                           Employment                           Employer
      ----                           ----------                           --------

James E. MacDougald          Chairman of the Board,           ABR Information Services, Inc.
                             President & Chief Executive      34125 U.S. Highway 19 North
                             Officer                          Palm Harbor, FL  34684

                                                              (provider of comprehensive benefits
                                                              administration, payroll and human
                                                              resource services)

Suzanne M. MacDougald        Senior Vice President,           ABR Information Services, Inc.
                             Secretary & Director             34125 U.S. Highway 19 North
                                                              Palm Harbor, FL  34684

                                                              (provider of comprehensive benefits
                                                              administration, payroll and human
                                                              resource services)

              (d)and (e)    During   the  last   five   years,   none  of  James
                            MacDougald,  Suzanne MacDougald,  the Partnership or
                            MMI (i) has been convicted in a criminal  proceeding
                            (excluding    traffic    violations    or    similar
                            misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) James and Suzanne MacDougald are United States citizens.

Item 3.       Source and Amount of Funds or Other Considerations

              Not Applicable. James MacDougald acquired beneficial ownership of more than 5% of the Issuer's stock for Section 13(d) purposes when certain stock options granted to Mr. MacDougald under the Issuer's 1993 Employee Stock Option Plan became exercisable within 60 days. See also Item 2(a) above.

Item 4.       Purpose of Transaction

              The stock options were granted to James MacDougald under the Issuer's 1993 Employee Stock Option Plan, the purpose of which is to enable the Issuer to attract, motivate and retain certain employees by making it possible for them to purchase shares of the Issuer on terms that will give them an interest in the future success of the businesses of the Issuer. See Item 3 above.

              On April 30, 1999, the Issuer, Ceridian Corporation, a Delaware corporation ("Ceridian"), and Spring Acquisition Corp., a Florida corporation and wholly-owned subsidiary of Ceridian ("SAC"), entered into an agreement and plan of merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, SAC commenced a tender offer on May 7, 1999 to purchase all of the issued and outstanding shares of Common Stock of the Issuer at a price of $25.50 per share. The Merger Agreement further provides that each share of Common Stock not acquired by SAC in the tender offer will be exchanged for the same consideration payable pursuant to the tender offer in cash in connection with the merger of SAC with and into the Issuer.

              The Board of Directors of the Issuer, upon which both James and Suzanne MacDougald serve as of the date hereof, has unanimously approved the Merger Agreement. James and Suzanne MacDougald presently intend to tender all of the shares of Common Stock beneficially owned by them, including the shares held by the MacDougald Family Limited Partnership, in the tender offer.

Item 5.       Interest in Securities of the Issuer

        (a) -  (b)          Information  concerning the amount and percentage of
                            shares of Common Stock beneficially owned by each of the reporting persons is set forth below and is based upon the number of shares of Common Stock outstanding on April 30, 1999:

                                      Sole              Shared                              Percentage of
                                   Voting and         Voting and          Aggregate          Outstanding
          Reporting               Dispositive         Dispositive         Beneficial          Shares of
           Person                    Power              Power             Ownership         Common Stock
           ------                    -----              -----             ---------         ------------

James E. MacDougald                411,875(1)        1,214,002(2)      1,625,877(1)(2)          5.6%

Suzanne M. MacDougald               60,500(3)        1,214,002(2)      1,274,502(2)(3)          4.4%

MacDougald Family
     Limited Partnership               0               793,904           793,904                2.8%

---------------

(1)    Includes 245,000 shares issuable under currently exercisable options.
(2) Includes 420,098 shares held by James E. and Suzanne M. MacDougald, tenancy by the entireties, and 793,904 shares held by the MacDougald
       Family Limited Partnership.
(3)    Includes 56,250 shares issuable under currently exercisable options.



MacDougald Management, Inc., the sole general partner of the MacDougald Family Limited Partnership, does not beneficially own any shares of the Issuer's Common Stock, other than as the general partner of the Partnership.

       (c) There have been no transactions in the Issuer's Common Stock by the persons named in paragraphs (a)-(b) above during the 60 days preceding the date of this Statement, except that on March 10, 1999, James MacDougald purchased 11,446 shares of Common Stock for $4.09 per share pursuant to the exercise of a stock option and Suzanne MacDougald purchased 3,916 shares of Common Stock for $4.09 per share pursuant to the exercise of a stock option.

       (d)    Not Applicable.

       (e)    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

              Not Applicable.

Item 7.       Material to be Filed as Exhibits.

              Exhibit 1.  Agreement to file Schedule 13D jointly.

Signature

              After reasonable inquiry and to the best of his/her or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

              Date:  May 7, 1999


                                    /s/James E. MacDougald
                                           James E. MacDougald


                                    /s/Suzanne M. MacDougald
                                           Suzanne M. MacDougald

                                    MACDOUGALD FAMILY LIMITED
                                       PARTNERSHIP

                                    By: MacDougald Management, Inc., as the sole
                                          general partner

                                    By: /s/James E. MacDougald
                                        James E. MacDougald, President